EXHIBIT 99.2

Global Conferencing Solutions Selects RADVISION's SCOPIA Elite MCU for HD Multipoint Bridging Service

HD Distributing, Now Offering RADVISION'S Complete Video Conferencing Solution

Press Release
Source: RADVISION
On Tuesday April 20, 2010, 8:00 am EDT

TEL AVIV--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN - News), a leading technology and end-to-end solution provider for unified visual communications including video network infrastructure, developer tools and high definition (HD) room, desktop and mobile video conferencing systems, today announced that Global Conferencing Solutions has selected RADVISION's SCOPIA Elite MCU for delivering comprehensive HD multi-party video conferencing services. Sister company HD Distributing is also now offering RADVISION's complete SCOPIA video conferencing product line.

Global Conferencing Solutions, based in Minneapolis, MN is a full video conferencing services provider offering telepresence and high definition video conferencing room rentals, desktop video conferencing, and multipoint bridging and hosting services. With the SCOPIA Elite MCU, Global Conferencing Solutions can now deliver an extensive array of HD multipoint bridging services including telepresence interoperability, 1080p HD video quality and desktop connectivity for both PC's and Macs. The SCOPIA Elite MCU is the centerpiece of RADVISION's new and comprehensive SCOPIA next generation conferencing solution.

HD Distributing, a sister company of Global Conferencing Solutions, is a value added distributor of video conferencing products in North America. HD Distributing is now also distributing RADVISION's complete SCOPIA high definition video conferencing product line, including the new SCOPIA XT1000 video conferencing room system and the award winning SCOPIA VC240 desktop video conferencing system jointly developed by RADVISION and Samsung.

"The SCOPIA Elite MCU provided the unique combination of features and connectivity to support the mixed environment of systems that our customers have. The SCOPIA Elite effortlessly allows our customers to extend the telepresence video experience to the teleworker and road warrior from their PCs or Macs," said Steve Garber, President of Global Conferencing Solutions and HD Distributing. "We are also very excited to have the SCOPIA VC240 and SCOPIA XT1000 as key products for our company. The VC240 provides great value with its dual purpose use as a video conferencing system and high resolution PC monitor; the XT1000 with its high end features and performance offered at a great price point."

"We are very pleased to welcome Global Conferencing Solutions and HD Distributing to our network of services and solutions providers in North America," said Vic DeBernardis, Vice President America Sales, Networking Business Unit for RADVISION. "The combination of services from Global Conferencing Solutions and distribution and support from HD Distributing will allow us to further penetrate new market opportunities with our total solution offering."


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About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit http://cts.businesswire.com/ct/CT?id=smartlink&url=http%3A%2F%2
Fwww.radvision. com&esheet=6255500&lan=en_US&anchor=www.radvision.com&index=6&md
5=f5456486cd92fc741e2c0c472e967ed5.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

Corporate Contact:
RADVISION
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney, +1 212-704-7385
sean@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net